Mail Stop 0511					October 6, 2004


James Charles, President and Treasurer
Christie Fun, Inc.
P. O. Box 110310
Naples, FL  34108-0106

Re:  Christie Fun, Inc.
        Registration Statement on Form 10-SB
        File No.  0-50951
        Filed September 21, 2004

Dear Mr. Charles:

	    This is to advise you that we have reviewed only those portions of the above registration statement as indicated below and we have the following comments.

Part I

INVESTMENT COMPANY ACT AND OTHER REGULATIONS, page 6

1. We direct your attention to the letter of January 21, 2000 to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD. This letter indicates our view that the securities issued by a blank check company cannot be resold under Rule 144 or Section 4(1) of the Act,
but must be registered under the Securities Act of 1933.   Please
revise the second sentence of the third paragraph to delete any reference to exemptions from registration of resale of such securities. In addition, amend Part II, Item 1, to clarify the staff`s position on the registration of resale securities as well.











2.     	Please disclose under an appropriate caption the prior blank check experience involving officers and directors of the Company. Describe in column format the name of each company. Include the date of registration and file number with the Commission, and the current status of the company`s filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. Any additional material disclosure should be included.

No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

******







	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.

	Any questions on the above matters may be directed to the undersigned at (202) 942-2999 or Goldie B. Walker at (202) 942-1986.

					Sincerely,



					John D. Reynolds, Assistant Director
					Office of Emerging Growth Companies
					Division of Corporation Finance


James Charles, President and Treasurer
Christie Fun, Inc.
October 6, 2004
Page 3